EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enterprise Financial Services Corp:

We consent to the incorporation by reference in the registration statement (Nos. 333-42204, 333-43365, 333-82087, and 333-100928) on Form S-8 of Enterprise Financial Services Corp of our reports dated March 4, 2005, with respect to the consolidated balance sheets of Enterprise Financial Services Corp as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Enterprise Financial Services Corp.

/s/ KPMG LLP

St. Louis, Missouri March 11, 2005